UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 5, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of a notification published in Swiss Official Gazette of Commerce, which appear immediately following this page.

UBS

Zurich, 3 January 2022

Submitting items to be included on the agenda

Annual General Meeting of Shareholders 6 April 2022

As provided for by Article 12 paragraph 1 of UBS Group AG's Articles of Association, UBS Group AG shareholders who, either individually or collectively, respresent shares with an aggregate par value of at least CHF 62,500 may request that items are placed on the agenda for consideration.

Submissions by qualifying shareholders together with their written proposals, must reach UBS Group AG, Group Company Secretary, P.O. Box, CH-8098 Zurich no later than

11 February 2022.

In addition, qualifying shareholders must also submit a statement from their depository bank confirming the number of shares they hold, and that the shares are blocked from sale until the end of the Annual General Meeting.

UBS Group AG
Axel A. Weber, Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  January 5, 2022